Exhibit 17.1
RESIGNATION

I, Christian Negri, the President, Secretary, Treasurer and a director of Forgehouse, Inc., a Nevada corporation, (“Company”) hereby tender and submit my resignations as the President and Secretary of the Company only, such resignation to be effective upon the acceptance of Michael Carey as Chief Executive Officer. Such resignations are not the result of any disagreement with the policies, practices or procedures of the Company.

/s/ Christian Negri
Christian Negri